

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-mail
Mr. Vincent J. Milano
President and Chief Executive Officer
Viropharma Incorporated
730 Stockton Drive
Exton, Pennsylvania 19341

      Re: Viropharma Incorporated
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 000-21699

Dear Mr. Milano:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Joel Parker

                            Joel Parker
                            Accounting Branch Chief